

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 13, 2008

Mr. David E. Gable
Senior Vice President and Chief Financial Officer
KEMET Corporation
2835 KEMET Way
Simpsonville, South Carolina 29681

     RE: **KEMET Corporation**
              Form 10-K for the fiscal year ended March 31, 2007
              Filed May 30, 2007
              File No. 1-15491

Dear Mr. Gabel:

     In connection with our financial statement only review of KEMET
Corporation's 2007 Form 10-K and subsequent Exchange Act filings, we have the
following additional accounting comments.

Form 8-K dated January 29, 2008

1.   We note that you present your non-GAAP measures in the form of an income
       statement adjusted for special charges. This format may be confusing to investors
       as it reflects several non-GAAP measures, including (and not necessarily limited
       to) non-GAAP SG&A, non-GAAP restructuring charges, non-GAAP operating
       income, non-GAAP tax expense, non-GAAP net income (loss) and non-GAAP
       net income (loss) per common share. In fact, it appears that management does not

use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for **each** non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

- To eliminate investor confusion, please remove the non-GAAP consolidated statement of operations from all future filings and instead disclose only those non-GAAP measures specifically used by management that you wish to highlight for investors, with the appropriate reconciliations.
- Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

2.   In addition, we note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please revise your presentation in future filings to omit the pro forma terminology when referring to your non-GAAP information.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant